(TRANSLATION)

Code of Ethics of Makita Corporation

      Exhibit 11.1

1. Honest and ethical conduct; no conflict of interest
2. Compliance with applicable laws and regulations
3. Full, fair, timely and understandable disclosure
4. Accountability for adhering to this Code

Explanation:
1.	Honest and ethical conduct; no conflict of interest
Each officer and employee is required to act honestly and ethically in all aspects of the Company’s activities.
The Company prohibits, as its policy, any kind of conflict of interest.
Conflict of interest refers to a state when there exists an actual or apparent conflict between the private interests of an individual and the interests of the Company. A conflict of interest may arise when an officer or employee has committed an act or holds an interest that prevents such officer or employee from performing his or her duties objectively and effectively at the Company. A conflict of interest may also arise when an officer or employee, or a family member thereof, obtains any unauthorized personal gains by leveraging his or her position with the Company.

Each officer and employee is responsible for avoiding any outside activity or economic interest that may create an actual or apparent conflict of interest, and shall promptly report any conflict of interest, upon its occurrence, to the Internal Audit Department.

2.	Compliance with applicable laws and regulations
The company engages in a wide range of business activities both in domestic and overseas markets and is required to comply with the applicable laws and regulations in each of the countries where it operates. Each officer and employee is responsible for respecting and complying with all applicable laws and regulations. In addition, each officer and employee is required to maintain the confidentiality of any information acquired during the course of his or her work.

3.	Full, fair, timely and understandable disclosure
As a company listed on both domestic and overseas securities exchanges, the Company has a large number of shareholders and is subject to various securities related laws and regulations.

As such, the company is responsible for providing full, fair, timely and understandable disclosures to shareholders, investors, governments, securities exchanges and the general public.
Each officer and employee is expected to proactively fulfill this responsibility.

4.	Accountability for adhering to this Code
Each officer and employee is personally responsible for thoroughly adhering to this Code with respect to his or her conducts and for complying with any Company regulations and applicable laws when performing his or her business activities.
The values and responsibilities embodied in this Code are very important to the Company, and are to be taken seriously by every officer and employee. Adherence to these values and responsibilities requires not only one’s own compliance with the Code but also the promotion of its compliance among colleagues. Each officer and employee shall promptly report his or her own violation and, when wrongdoings of a colleague come to his or her attention, shall take appropriate action such as informing internally with due consideration paid. Each officer and employee shall fully understand that the values and responsibilities outlined in this Code are of utmost importance to the Company, and acknowledge that he or she shall be subject to disciplinary action that the Company considers appropriate for any violation of the Code.